Exhibit 99.3

Obsidian Energy Ltd.

Consolidated Balance Sheets

		As at
(CAD millions, unaudited)	Note	September 30, 2022	December 31, 2021
Assets
Current
Cash		$-	$7.3
Accounts receivable		79.6	68.9
Risk management	7	1.8	1.8
Prepaid expenses and other		14.7	9.1
		96.1	87.1
Non-current
Property, plant and equipment	3	1,468.3	1,342.1
		1,468.3	1,342.1
Total assets		$1,564.4	$1,429.2

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$163.7	$107.8
Current portion of long-term debt	4	-	391.0
Current portion of lease liabilities	5	3.9	4.1
Current portion of provisions	6	29.1	23.4
Risk management	7	-	4.2
		196.7	530.5
Non-current
Long-term debt	4	253.7	-
Lease liabilities	5	2.9	4.6
Provisions	6	155.9	123.8
Other non-current liabilities		8.3	6.8
		617.5	665.7
Shareholders’ equity
Shareholders’ capital	9	2,221.9	2,213.8
Other reserves		100.1	103.2
Deficit		(1,375.1)	(1,553.5)
		946.9	763.5
Total liabilities and shareholders’ equity		$1,564.4	$1,429.2

Subsequent event (Note 7)

Commitments and contingencies (Note 11)

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY THIRD QUARTER 2022	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 1

Obsidian Energy Ltd.

Consolidated Statements of Income

	Three months ended September 30			Nine months ended September 30
(CAD millions, except per share amounts, unaudited)	Note	2022	2021	2022	2021

Production revenues	8	$210.6	$124.5	$690.8	$327.7
Processing fees		1.6	1.6	5.5	4.9
Royalties		(38.8)	(13.3)	(113.5)	(29.9)
Sales of commodities purchased from third parties		4.0	2.8	10.8	6.7
		177.4	115.6	593.6	309.4

Other income		1.8	1.2	4.9	3.7
Government decommissioning assistance	12	4.5	2.9	15.6	8.8
Risk management gain (loss)	7	6.2	(2.9)	(28.2)	(12.7)
		189.9	116.8	585.9	309.2

Expenses
Operating		43.5	32.3	127.7	97.1
Transportation		8.7	5.4	25.5	13.5
Commodities purchased from third parties		3.5	2.4	9.2	5.9
General and administrative		4.7	4.1	13.6	11.4
Restructuring		-	0.1	2.5	(1.8)
Share-based compensation	10	4.0	3.0	28.9	15.4
Depletion, depreciation and impairment	3	71.1	10.1	164.6	(249.9)
Gain on provisions	6	-	(0.1)	-	(0.4)
Foreign exchange loss (gain)	4	(0.1)	1.6	0.7	-
Financing	4	12.6	10.7	32.9	33.4
Transaction costs		-	-	0.1	-
Other		1.2	0.6	1.8	(7.7)
		149.2	70.2	407.5	(83.1)
Income before taxes		40.7	46.6	178.4	392.3

Deferred tax expense		-	-	-	-

Net and comprehensive income		$40.7	$46.6	$178.4	$392.3

Net income per share
Basic		$0.50	$0.62	$2.18	$5.28
Diluted		$0.48	$0.60	$2.12	$5.14
Weighted average shares outstanding (millions)
Basic	9	82.2	74.9	81.9	74.3
Diluted	9	84.5	77.3	84.2	76.4

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY THIRD QUARTER 2022	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 2

Obsidian Energy Ltd.

Consolidated Statements of Cash Flows

	Three months ended September 30			Nine months ended September 30
(CAD millions, unaudited)	Note	2022	2021	2022	2021

Operating activities
Net income		$40.7	$46.6	$178.4	$392.3
Government decommissioning assistance		(4.5)	(2.9)	(15.6)	(8.8)
Depletion, depreciation and impairment	3	71.1	10.1	164.6	(249.9)
Provisions	6	-	(0.1)	-	(0.4)
Financing	4	3.5	3.5	10.4	12.5
Share-based compensation	10	1.2	0.6	3.6	1.7
Unrealized risk management loss (gain)	7	(7.8)	0.9	(4.2)	4.4
Foreign exchange loss (gain)	4	(0.1)	1.6	0.7	-
Decommissioning expenditures	6	(3.5)	(1.6)	(15.8)	(5.4)
Onerous office lease settlements	6	(2.3)	(2.3)	(6.9)	(7.0)
Financing fees paid		-	-	-	(4.4)
Other		1.2	-	1.2	-
Change in non-cash working capital		21.9	9.1	13.9	1.1
		121.4	65.5	330.3	136.1
Investing activities
Capital expenditures	3	(74.0)	(45.1)	(217.7)	(96.1)
Property acquisitions	3	(4.3)	-	(4.6)	-
Change in non-cash working capital		31.4	12.4	27.1	15.8
		(46.9)	(32.7)	(195.2)	(80.3)
Financing activities
Decrease in long-term debt	4	(148.1)	(30.0)	(187.5)	(55.0)
Issuance of senior unsecured notes	4	125.0	-	125.0	-
Repayments of senior secured notes/PROP limited recourse loan	4	(53.1)	-	(71.6)	(1.4)
Financing fees paid		(6.5)	-	(6.5)	-
Lease liabilities settlements	5	(1.2)	(1.1)	(3.2)	(3.4)
Exercised compensation plans		0.2	-	1.4	(0.1)
		(83.7)	(31.1)	(142.4)	(59.9)

Change in cash and cash equivalents		(9.2)	1.7	(7.3)	(4.1)
Cash and cash equivalents, beginning of period		9.2	2.3	7.3	8.1
Cash and cash equivalents, end of period		$-	$4.0	$-	$4.0

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY THIRD QUARTER 2022	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 3

Obsidian Energy Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2022		$2,213.8	$103.2	$(1,553.5)	$763.5
Net and comprehensive income		-	-	178.4	178.4
Share-based compensation	10	-	3.6	-	3.6
Issued on exercise of equity compensation plans	9	8.1	(6.7)	-	1.4
Balance at September 30, 2022		$2,221.9	$100.1	$(1,375.1)	$946.9

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2021		$2,187.0	$103.6	$(1,967.5)	$323.1
Net and comprehensive income		-	-	392.3	392.3
Share-based compensation	10	-	1.7	-	1.7
Issued on exercise of equity compensation plans	9	2.6	(2.7)	-	(0.1)
Balance at September 30, 2021		$2,189.6	$102.6	$(1,575.2)	$717.0

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY THIRD QUARTER 2022	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 4

Notes to the Unaudited Interim Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts, percentages and various figures in Note 7)

1. Structure of Obsidian Energy

Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is an exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Obsidian Energy’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses our financial performance at the enterprise level and resource allocation decisions are made on a project basis across our portfolio of assets, without regard to the geographic location of projects. Obsidian Energy owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Obsidian Energy which includes 100 percent of the Peace River Oil Partnership (“PROP”) effective November 24, 2021.

2. Basis of presentation and statement of compliance

a) Basis of Presentation

The unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) include the accounts of Obsidian Energy and our wholly owned subsidiaries.

Certain comparative figures have been reclassified to correspond with current period presentation.

b) Statement of Compliance

These interim consolidated financial statements are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures included in Obsidian Energy’s annual audited consolidated financial statements. These financial statements should be read in conjunction with Obsidian Energy’s audited annual consolidated financial statements as at and for the year ended December 31, 2021.

These interim consolidated financial statements were prepared using the same accounting policies as in the annual consolidated financial statements as at and for the year ended December 31, 2021.

All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

These interim consolidated financial statements were approved for issuance by the Board of Directors on November 7, 2022.

OBSIDIAN ENERGY THIRD QUARTER 2022	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 5

3. Property, plant and equipment (“PP&E”)

Oil and Gas assets/ Facilities, Corporate assets

Cost	Nine months ended September 30, 2022	Year ended December 31, 2021
Balance, beginning of period	$10,528.7	$10,838.3
Capital expenditures	217.7	140.9
Business acquisition	-	32.9
Acquisitions	4.6	0.1
Net decommissioning changes	67.5	62.3
Derecognition on acquisition	-	(545.8)
Balance, end of period	$10,818.5	$10,528.7

Accumulated depletion and depreciation	Nine months ended September 30, 2022	Year ended December 31, 2021
Balance, beginning of period	$9,194.6	$9,942.6
Depletion and depreciation	126.1	116.3
Impairments	35.8	19.5
Impairment reversals	-	(338.0)
Derecognition on acquisition	-	(545.8)
Balance, end of period	$9,356.5	$9,194.6

		As at
Net book value	September 30, 2022	December 31, 2021
Total	$1,462.0	$1,334.1

Right-of-use assets

Cost	Nine months ended September 30, 2022	Year ended December 31, 2021
Balance, beginning of period	$24.8	$22.7
Additions	1.0	2.1
Balance, end of period	$25.8	$24.8

Accumulated amortization	Nine months ended September 30, 2022	Year ended December 31, 2021
Balance, beginning of period	$16.8	$13.2
Amortization	2.7	3.6
Balance, end of period	$19.5	$16.8

		As at
Net book value	September 30, 2022	December 31, 2021
Total	$6.3	$8.0

Total PP&E

Total PP&E including Oil and Gas assets, Facilities, Corporate assets and Right-of-use assets is as follows:

		As at
PP&E	September 30, 2022	December 31, 2021
Oil and Gas assets, Facilities, Corporate assets	$1,462.0	$1,334.1
Right-of-use assets	6.3	8.0
Total	$1,468.3	$1,342.1

OBSIDIAN ENERGY THIRD QUARTER 2022	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 6

At September 30, 2022, the Company completed an assessment to determine if indicators of impairment or an impairment reversal were present. No indicators were noted for our Cardium, Peace River and Viking cash generating units (“CGUs").

During the first nine months of 2022, we recorded a $35.8 million impairment in our Legacy CGU due to accelerated decommissioning spending and an increase to our forecasted near-term spending profile in the area due to new Alberta government regulations. The Legacy CGU has no recoverable amount, as such changes in our decommissioning liability are expensed each period.

4. Long-term debt

	As at
	September 30, 2022	December 31, 2021
Syndicated credit facility	$134.0	$321.5

Senior unsecured notes - 2022
11.95% CAD$127.6 million, maturing July 27, 2027	127.6	-

PROP Limited recourse loan
10.50%, maturing December 31, 2022	-	16.0

Senior secured notes – 2008 Notes
9.37%, US$3.1 million, maturing November 30, 2022	-	4.7
Senior secured notes – 2010 Q1 Notes
8.82%, US$7.6 million, maturing November 30, 2022	-	11.3
Senior secured notes – 2010 Q4 Notes
7.85%, US$10.3 million, maturing November 30, 2022	-	15.4
7.95%, US$4.5 million, maturing November 30, 2022	-	6.8
8.20%, US$1.7 million, maturing November 30, 2022	-	2.5
Senior secured notes – 2011 Q4 Notes
7.76%, US$9.5 million, maturing November 30, 2022	-	14.2
Total	261.6	392.4
Deferred interest	-	1.3
Unamortized discount of senior unsecured notes	(2.4)	-
Deferred financing costs	(5.5)	(2.7)
Total long-term debt	$253.7	$391.0

Current portion	$-	$391.0
Non-current portion	$253.7	$-

At December 31, 2021, the term-out date of the syndicated credit facility was within one year of the balance sheet date, which resulted in the outstanding amount being presented as a current liability.

In July 2022, the Company completed a refinancing and issued five-year senior unsecured notes for an aggregate principal amount of $127.6 million (the “New Notes) as well as entered into new syndicated credit facilities with borrowing capacity of $205.0 million (the “New Credit Facilities“). The Company used the net proceeds from the New Notes, together with initial draws on the New Credit Facilities, to repay all of our existing senior secured notes due November 30, 2022, repay the outstanding balances under our existing credit facilities due November 30, 2022, and repay the PROP limited recourse loan due on December 31, 2022.

The New Credit Facilities were entered into with a group of lenders providing the Company with a $175.0 million revolving credit facility and a $30.0 million non-revolving term loan. The revolving credit facility is subject to a semi-annual borrowing base redetermination typically in May and November of each year and currently has a revolving period to July 27, 2023 and a term out date of July 27, 2024. The non-revolving term loan was subsequently repaid in September 2022 and is no longer available. As part of the New Credit Facilities, the Company has continued to agree to grant floating charge security over all of our properties in favour of lenders within our banking syndicate.

OBSIDIAN ENERGY THIRD QUARTER 2022	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 7

The New Notes have an interest rate of 11.95 percent and mature on July 27, 2027 and were issued at a price of $980.00 per $1,000.00 principal amount resulting in aggregate gross proceeds of $125.0 million. The New Notes are direct senior unsecured obligations of Obsidian Energy ranking equal with all other present and future senior unsecured indebtedness of the Company. As part of the terms of the New Notes, the Company is required to provide a repurchase offer (the "Repurchase Offer"), which can be exercised at the option of the noteholders, to an aggregate amount of $63.8 million. The Repurchase Offer is based on free cash flow available, as defined in the New Notes agreement (EBITDA less both capital expenditures and decommissioning expenditures), whereby 75 percent of free cash flow is required to be offered towards redeeming a portion of the New Notes on or before July 27, 2024, and 50 percent of free cash flow thereafter. The Repurchase Offer is in cash at a price equal to 103 percent of the principal amount of the New Notes to be redeemed plus accrued and unpaid interest. The redemption dates are semi-annual based on Q1 and Q2 free cash flow (paid typically in August) and based on Q3 and Q4 free cash flow (paid typically in March). Minimum available liquidity thresholds under the Company's New Credit Facilities are also required to be met in order to proceed with a Repurchase Offer.

At September 30, 2022, letters of credit totaling $5.0 million were outstanding (December 31, 2021 – $5.0 million) that reduce the amount otherwise available to be drawn on the New Credit Facilities.

Financing expense consists of the following:

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Interest	$8.3	$6.8	$20.2	$19.5
Interest on PROP Limited recourse loan	0.7	-	1.7	-
Advisor fees	0.1	0.4	0.6	1.4
Accretion on decommissioning liability	2.5	1.4	7.5	4.3
Accretion on office lease provision	0.3	0.5	1.1	1.5
Accretion on other non-current liability	-	0.1	0.2	0.2
Accretion on lease liabilities	0.1	0.2	0.3	0.5
Deferred financing costs	0.7	1.7	2.1	4.4
Debt modification	(0.1)	(0.4)	(0.8)	1.6
Financing	$12.6	$10.7	$32.9	$33.4

OBSIDIAN ENERGY THIRD QUARTER 2022	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 8

5. Lease liabilities

Total lease liabilities included in the Consolidated Balance Sheets are as follows:

	Nine months ended September 30, 2022	Year ended December 31, 2021
Balance, beginning of period	$8.7	$10.4
Additions	1.0	2.1
Accretion charges	0.3	0.6
Lease payments	(3.2)	(4.4)
Balance, end of period	$6.8	$8.7

Current portion	$3.9	$4.1
Non-current portion	$2.9	$4.6

6. Provisions

	As at
	September 30, 2022	December 31, 2021
Decommissioning liability	$165.2	$121.6
Office lease provision	19.8	25.6
Total	$185.0	$147.2

Current portion	$29.1	$23.4
Non-current portion	$155.9	$123.8

Decommissioning liability

At September 30, 2022, the decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2021 - 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 10.0 percent (December 31, 2021 – 9.0 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future. At September 30, 2022, the total decommissioning liability on an undiscounted, uninflated basis was $582.2 million (December 31, 2021 - $594.6 million).

Changes to the decommissioning liability were as follows:

	Nine months ended September 30, 2022	Year ended December 31, 2021
Balance, beginning of period	$121.6	$70.5
Net liabilities added (1)	0.4	0.1
Acquisition	-	2.1
Increase due to changes in estimates	67.1	62.2
Liabilities settled	(15.8)	(8.1)
Government decommissioning assistance	(15.6)	(11.0)
Accretion charges	7.5	5.8
Balance, end of period	$165.2	$121.6

Current portion	$20.2	$14.5
Non-current portion	$145.0	$107.1

(1)
Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions.

OBSIDIAN ENERGY THIRD QUARTER 2022	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 9

In August 2022, the Alberta Energy Regulator announced an increase in the minimum mandatory spending requirement for all oil and gas companies inactive decommissioning liabilities starting in 2023. This largely contributed to the Company's increase due to changes in estimates.

Office lease provision

The office lease provision represents the net present value of non-lease components on future office lease payments. The office lease provision was determined by applying an asset specific credit-adjusted discount rate of 6.5 percent (December 31, 2021 – 6.5 percent) over the remaining life of the lease contracts, extending into 2025.

Changes to the office lease provision were as follows:

	Nine months ended September 30, 2022	Year ended December 31, 2021
Balance, beginning of period	$25.6	$33.5
Decrease due to changes in estimates	-	(0.7)
Settlements	(6.9)	(9.1)
Accretion charges	1.1	1.9
Balance, end of period	$19.8	$25.6

Current portion	$8.9	$8.9
Non-current portion	$10.9	$16.7

7. Risk management

Financial instruments consist of cash, accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities and long-term debt. At September 30, 2022, the fair values of these financial instruments approximate their carrying amounts.

The fair values of all outstanding financial commodity related contracts are reflected on the Consolidated Balance Sheets with the changes during the period recorded in income as unrealized gains or losses.

At September 30, 2022 and December 31, 2021, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset (liability)	Nine months ended September 30, 2022	Year ended December 31, 2021
Balance, beginning of period	$(2.4)	$0.2
Unrealized gain (loss) on financial instruments:
Commodity collars and swaps	4.2	(2.6)
Total fair value, end of period	$1.8	$(2.4)

Current asset portion	$1.8	$1.8
Current liability portion	$-	$(4.2)

Obsidian Energy had the following financial instruments outstanding as at September 30, 2022. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits our credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

OBSIDIAN ENERGY THIRD QUARTER 2022	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 10

	Notional Volume	Remaining Term	Bought Put Price	Sold Call Price	Swap Price	Fair value (millions)
Oil
WTI Collar	10,000 bbl/d	October 2022	$109.75/bbl	$130.07/bbl	-	$1.1
WTI Collar	6,000 bbl/d	November 2022	$105.83/bbl	$127.90/bbl	-	0.7

AECO
AECO Swap	26,065 mcf/d	October 2022	-	-	$4.74/mcf	-

Total						$1.8

Subsequent to September 30, 2022, the Company entered into the following additional financial hedges:

	Notional Volume	Remaining Term	Bought Put Price	Sold Call Price	Swap Price
Oil
WTI Swap	1,950 bbl/d	November 2022	-	-	$123.97/bbl
WTI Collar	1,000 bbl/d	November 2022	$107.50/bbl	$120.00/bbl	-
WTI Collar	2,000 bbl/d	December 2022	$105.00/bbl	$130.20/bbl	-

AECO
AECO Swap	17,487 mcf/d	April 2023 - October 2023	-	-	$4.01/mcf

The components of risk management on the Consolidated Statements of Income are as follows:

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Realized
Settlement of commodity contracts	$(1.6)	$(2.0)	$(32.4)	$(8.3)
Total realized risk management loss	$(1.6)	$(2.0)	$(32.4)	$(8.3)

Unrealized
Commodity contracts	$7.8	$(0.9)	$4.2	$(4.4)
Total unrealized risk management gain (loss)	7.8	(0.9)	4.2	(4.4)
Risk management gain (loss)	$6.2	$(2.9)	$(28.2)	$(12.7)

In July 2022, in conjunction with our refinancing, we closed out the existing hedges put in place by our wholly owned subsidiary PROP Energy 45 Limited Partnership for a realized risk management loss of US$3.4 million.

Market risks

Obsidian Energy is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

There have been no material changes to these risks from those discussed in the Company’s annual audited consolidated financial statements.

OBSIDIAN ENERGY THIRD QUARTER 2022	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 11

8. Revenue and Other Income

The Company’s significant revenue streams consist of the following:

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Oil	$164.2	$94.6	$541.1	$252.7
NGLs	15.1	10.7	48.2	25.5
Natural gas	31.3	19.2	101.5	49.5
Production revenues	210.6	124.5	690.8	327.7
Processing fees	1.6	1.6	5.5	4.9
Oil and natural gas sales	212.2	126.1	696.3	332.6
Other income	1.8	1.2	4.9	3.7
Oil and natural gas sales and other income	$214.0	$127.3	$701.2	$336.3

9. Shareholders’ equity

i) Issued

Shareholders’ capital	Common Shares	Amount
Balance, December 31, 2020	73,516,225	$2,187.0
Issued pursuant to equity compensation plans (1)	1,356,610	2.6
Equity issue	5,880,681	25.9
Share issue costs	-	(1.7)
Balance, December 31, 2021	80,753,516	$2,213.8
Issued pursuant to equity compensation plans (1)	1,682,694	8.1
Balance, September 30, 2022	82,436,210	$2,221.9

(1)
Upon vesting or exercise of equity awards, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.

ii) Earnings per share - Basic and Diluted

The weighted average number of shares used to calculate per share amounts was as follows:

	Three months ended September 30		Nine months ended September 30
Average shares outstanding (millions)	2022	2021	2022	2021
Basic	82.2	74.9	81.9	74.3
Dilutive impact of stock options/ Restricted Share Units ("RSUs")	2.3	2.4	2.3	2.1
Diluted	84.5	77.3	84.2	76.4

10. Share-based compensation

Restricted and Performance Share Unit plan ("RPSU plan")

Restricted Share Unit grants under the RPSU plan

Obsidian Energy awards RSU grants under the RPSU plan whereby employees receive consideration that fluctuates based on the Company’s share price on the Toronto Stock Exchange ("TSX"). Consideration can be in the form of cash or shares purchased on the open market or issued from treasury.

OBSIDIAN ENERGY THIRD QUARTER 2022	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 12

RSUs (number of shares equivalent)	Nine months ended September 30, 2022	Year ended December 31, 2021
Outstanding, beginning of period	1,167,351	2,355,408
Granted	524,055	190,500
Vested	(784,514)	(1,344,672)
Forfeited	(45,146)	(33,885)
Outstanding, end of period	861,746	1,167,351

The fair value and weighted average assumptions of the RSUs granted during the periods were as follows:

	Nine months ended September 30
	2022	2021
Average fair value of RSUs granted (per RSU)	$10.57	$1.99
Expected life of RSUs (years)	2.9	1.0
Expected forfeiture rate	0.5%	nil

Performance Share Unit (“PSU”) grants under the RPSU plan

The RPSU plan allows Obsidian Energy to grant PSUs to employees of the Company. The PSU obligation is classified as a liability due to the cash settlement feature and could be settled in cash, shares purchased on the open market or shares issued from treasury.

PSUs (number of shares equivalent)	Nine months ended September 30, 2022	Year ended December 31, 2021
Outstanding, beginning of period	1,138,465	453,845
Granted	124,610	684,620
Vested	(181,018)	-
Forfeited	(133,017)	-
Outstanding, end of period	949,040	1,138,465

	As at
PSU liability	September 30, 2022	December 31, 2021
Current	$5.3	$0.2
Non-current	6.6	4.2
Total	$11.9	$4.4

Stock Option Plan

Obsidian Energy has a Stock Option Plan that allows the Company to issue options to acquire common shares (“Options”) to officers, employees, directors and other service providers.

	Nine months ended September 30, 2022		Year ended December 31, 2021
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	3,021,672	$1.56	961,954	$0.94
Granted	156,400	10.64	2,116,120	1.99
Exercised	(897,400)	1.29	(11,938)	0.56
Forfeited	-	-	(44,464)	8.74
Outstanding, end of period	2,280,672	$2.29	3,021,672	$1.56
Exercisable, end of period	755,498	$1.68	748,438	$1.29

OBSIDIAN ENERGY THIRD QUARTER 2022	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 13

The fair value and weighted average assumptions of the Options granted during the periods were as follows:

	Nine months ended September 30
	2022	2021
Average fair value of Options granted (per Option)	$6.56	$1.11
Expected volatility	87.0%	86.9%
Expected life of Options (years)	3.9	3.4
Expected forfeiture rate	0.3%	0.5%

Non-Treasury Incentive Award Plan (“NTIP”)

In 2021, Obsidian Energy implemented the NTIP that allows the Company to issue restricted awards whereby employees receive consideration that fluctuates based on the Company’s share price on the TSX. The Company has the option to provide the consideration in the form of cash or shares purchased on the open market.

NTIP Restricted Awards	Nine months ended September 30, 2022	Year ended December 31, 2021
Outstanding, beginning of period	1,093,800	-
Granted	3,400	1,120,660
Vested	(353,503)	-
Forfeited	(43,535)	(26,860)
Outstanding, end of period	700,162	1,093,800

	As at
NTIP liability	September 30, 2022	December 31, 2021
Current	$2.5	$1.4
Non-current	1.7	1.1
Total	$4.2	$2.5

Deferred Share Unit (“DSU”) plan

The DSU plan allows the Company to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement from the Board, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX.

Deferred Share Units	Nine months ended September 30, 2022	Year ended December 31, 2021
Outstanding, beginning of period	2,018,499	2,087,580
Granted	42,509	239,754
Exercised	(249,763)	(308,835)
Outstanding, end of period	1,811,245	2,018,499

	As at
DSU Liability	September 30, 2022	December 31, 2021
Current	$18.2	$10.7
Non-current	-	-
Total	$18.2	$10.7

In the first nine months of 2022, $3.6 million of DSUs were redeemed. Currently, the Company has no outstanding DSUs that are redeemable.

OBSIDIAN ENERGY THIRD QUARTER 2022	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 14

Share-based compensation

Share-based compensation consisted of the following:

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
DSUs	$0.2	$0.8	$11.1	$8.7
PSUs	2.0	0.8	8.6	3.6
NTIP	0.6	0.8	5.6	1.4
Cash settled share-based incentive plans	$2.8	$2.4	$25.3	$13.7

RSUs	$0.9	$0.2	$2.5	$0.9
Options	0.3	0.4	1.1	0.8
Equity settled share-based incentive plans	1.2	0.6	3.6	1.7
Share-based compensation	$4.0	$3.0	$28.9	$15.4

The share price used in the fair value calculation of the DSU, NTIP and PSU obligations at September 30, 2022 was $9.93 per share (2021 – $4.51).

11. Commitments and contingencies

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

12. Government grants

The Company received grant allocations under the Alberta Site Rehabilitation Program beginning in 2020. These awards have allowed the Company to expand our abandonment activities for wells, pipelines, facilities, and related site reclamation and thus reduce our decommissioning liability. For the first nine months of 2022, the Company utilized $15.6 million of net grants (2021 – $8.8 million).

OBSIDIAN ENERGY THIRD QUARTER 2022	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 15